# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NN INC, CIK 0000918541
CUSIP: 629337106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6210 ARDREY KELL ROAD, SUITE 120, CHARLOTTE, North Carolina (NC), 28277
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000895421

## Reporting persons
- Morgan Stanley: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, Morgan Stanley has ceased to be the beneficial owner of more than five percent of the class of securities.
- MS Capital Partners Adviser Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, MS Capital Partners Adviser Inc. has ceased to be the beneficial owner of more than five percent of the class of securities.
- NHTV Nevada Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, NHTV Nevada Holdings LP has ceased to be the beneficial owner of more than five percent of the class of securities.
- NHTV Nevada Holdings GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, NHTV Nevada Holdings GP LLC has ceased to be the beneficial owner of more than five percent of the class of securities.
- North Haven Tactical Value Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, North Haven Tactical Value Fund LP has ceased to be the beneficial owner of more than five percent of the class of securities.
- MS Tactical Value Fund GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, MS Tactical Value Fund GP LP has ceased to be the beneficial owner of more than five percent of the class of securities.
- MS Tactical Value Fund GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, MS Tactical Value Fund GP Inc. has ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 1. Issuer
Name of issuer: NN INC
Address of issuer's principal executive offices: 6210 ARDREY KELL ROAD, SUITE 120, CHARLOTTE, NC, 28277

## Item 2. Person Filing
Name of person filing:
1: Morgan Stanley 2: MS Capital Partners Adviser Inc. 3: NHTV Nevada Holdings LP 4: NHTV Nevada Holdings GP LLC 5: North Haven Tactical Value Fund LP 6: MS Tactical Value Fund GP LP 7: MS Tactical Value Fund GP Inc.

The shares of common stock of NN, Inc. reported herein were previously held of record by NHTV Nevada Holdings LP. NHTV Nevada Holdings LP is an indirect subsidiary of Morgan Stanley, held through the chain of entities described in Exhibit 99.2. MS Capital Partners Adviser Inc., an indirect wholly-owned subsidiary of Morgan Stanley, serves as investment adviser to North Haven Tactical Value Fund LP and its related funds.
Address of principal business office or, if none, residence: 1: 1585 Broadway, New York, NY 10036 ;2: 1585 Broadway, New York, NY 10036 ;3: 1585 Broadway, New York, NY 10036 ;4: 1585 Broadway, New York, NY 10036 ;5: 1585 Broadway, New York, NY 10036 ;6: 1585 Broadway, New York, NY 10036 ;7: 1585 Broadway, New York, NY 10036
Citizenship: 1: Delaware 2: Delaware 3: Delaware 4: Delaware 5: Delaware 6: Delaware 7: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: 0.0
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

* In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan
Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS
Reporting Units in accordance with the Release.

## Exhibits
EXHIBIT NO. EXHIBITS
------------------ ------------------------------------

99.1 Joint Filing Agreement

99.2 Item 7 Information

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

## Signatures
- Morgan Stanley: Claire Gordon, Authorized Signatory, Morgan Stanley (11/13/2026)
- MS Capital Partners Adviser Inc.: Thomas F. Cahill, Authorized Signatory, MS Capital Partners Adviser Inc. (11/13/2026)
- NHTV Nevada Holdings LP: Thomas F. Cahill, Authorized Signatory, NHTV Nevada Holdings LP (11/13/2026)
- NHTV Nevada Holdings GP LLC: Thomas F. Cahill, Authorized Signatory, NHTV Nevada Holdings GP LLC (11/13/2026)
- North Haven Tactical Value Fund LP: Thomas F. Cahill, Authorized Signatory, North Haven Tactical Value Fund LP (11/13/2026)
- MS Tactical Value Fund GP LP: Thomas F. Cahill, Authorized Signatory, MS Tactical Value Fund GP LP (11/13/2026)
- MS Tactical Value Fund GP Inc.: Thomas F. Cahill, Authorized Signatory, MS Tactical Value Fund GP Inc. (11/13/2026)